UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF GEORGIA (SAVANNAH)

IN RE:	}	CASE NUMBER:	**10-10134**
	}		
MORRIS PUBLISHING GROUP LLC, ET AL	}	JUDGE:	**JOHN S. DALIS**
	}		
DEBTORS.	}	CHAPTER 11	

AMENDED DEBTORS POST-CONFIRMATION OPERATING REPORT FOR THE PERIOD MARCH 1, 2010 TO MARCH 31, 2010

FOR THE PERIOD
FROM: 3/1/2010   TO: 3/31/2010

Comes now the above-named debtor and files its Post-Confirmation Operating Report in accordance with
the Guidelines established by the United States Trustee and FRBP 2015.

Dated: April 21, 2010   /s/ Nicholas M. Miller
                                                             Attorney for Debtor

Debtor's Address   Attorney's Address
and Phone Number: And Phone Number:

P.O. Box 936   Neal, Gerber & Eisenberg LLP
Augusta, GA 30903-0936   Two North LaSalle Street, Suite 1700
706-724-0851   Chicago, IL 60602-3801
                                                             312-269-5654

NOTE: THIS AMENDED MARCH 2010 OPERATING REPORT AMENDS AND SUPERCEDES THE DEBTORS' ORIGINAL MARCH 2010 OPERATING REPORT (FILED ON APRIL 20, 2010) FOR THE PURPOSE OF CORRECTING A TYPOGRAPHICAL ERROR.

Note: The original Post-Confirmation Operating Report is to be filed with the court and a copy
simultaneously provided to the United States Trustee Office. Operating Reports must be filed by the 20th
day of the following month.

For assistance in preparing the Operating Report, refer to the following resources on the
United States Trustee Program Website, http://www.usdoj.gov/ust/r21/reg_info.htm.
1)   Instructions for Preparations of Debtor's Chapter 11 Monthly Operating Report
2)   Initial Filing Requirements
3)   Frequently Asked Questions(FAQs), http://www.usdoj.gov/ust/.

MORRIS PUBLISHING GROUP LLC, ET AL **ATTACHMENT NO. 1**

AMENDED DEBTORS POST-CONFIRMATION OPERATING REPORT FOR THE PERIOD MARCH 1, 2010 TO MARCH

QUESTIONNAIRE		
	YES*	NO
1. Have any assets been sold or transferred outside the normal course of business, or outside the Plan of Reorganization during this reporting period?		X
2. Are any post-confirmation sales or payroll taxes past due?		X
3. Are any amounts owed to post-confirmation creditors/vendors over 90 days delinquent?		X
4. Is the Debtor current on all post-confirmation plan payments?	X	

*If the answer to any of the questions is "YES", provide a detailed explanation of each item on a separate sheet. **Tranche A Term Loan senior secured creditor was paid in full and all other creditors of the Estates have been paid current & in the ordinary course of business.**

INSURANCE INFORMATION		
	YES	NO*
1. Are real and personal property, vehicle/auto, general liability, fire, theft, workers' compensation, and other necessary insurance coverages in effect?	X	
2. Are all premium payments current?	X	

*If the answer to any of the questions is "NO", provide a detailed explanation of each item on a separate sheet.

CONFIRMATION OF INSURANCE				
Type of Policy	Carrier	Period of Coverage	Payment Amount and Frequency	Delinquency Amount
SEE ATTACHED SCHEDULE OF INSURANCE COVERAGE.				

DESCRIBE PERTINENT DEVELOPMENTS, EVENTS, AND MATTERS DURING THE REPORTING PERIOD:

Plan of reorganization went effective on March 1, 2010.

Estimted Date of Filing the Application for Final Decree: April 7, 2010

I declare under penalty of perjury that this statement and the accompanying documents and reports are true and correct to best of my knowledge and belief.

This 21st day of April 2010

[signature]

Debtor's Signature

MORRIS PUBLISHING GROUP LLC, ET AL

AMENDED DEBTORS POST-CONFIRMATION OPERATING REPORT FOR THE PERIOD MARCH 1, 2010 TO MARCH 31, 2010

SCHEDULE OF INSURANCE COVERAGE

COVERAGE	POLICY NUMBER	EFF. DATES	LIMITS OF LIABILITY	CARRIER	DEDUCTIBLE/RETENTION
Property	KTJ-CMB-296T055-4-09	2/19/10-11	Property Limits $300,000,000 Policy Limit *Subject to various perils sublimits and deductibles*	Travelers Property Casualty Company of America	*Deductibles:* $250,000 PD & BI "All Other Perils"
General Liability *Employee Benefits Liabiity* *Retro Date: 9/1/87*	TJEXGL-394J840-5-09	12/31/09-10	General Liability Limits $1,250,000 Each Occurrence $4,000,000 General Aggregate $1,000,000 Pers./Adv. Injury Liability $2,000,000 Prod/Comp. Ops Aggregate $1,000,000 PD to Leased Premises $10,000 Medical Payments Employee Benefits Liability Limits $1,000,000 Each Wrongful Act $1,000,000 Aggregate	Travelers Property Casualty Company of America	*Self Insured Retention:* $250,000 Each Occurrence $250,000 Pers. & Adv. Injury $250,000 Fire Damage $250,000 Employee Benefits Liability
Automobile Liability	TC2JCAP-394J841-7-09	12/31/09-10	Automobile Liability Limits $2,000,000 Combined Single Limit $10,000 MedPay $1,000,000 Uninsured Motorists	Travelers Property Casualty Company of America	*Deductibles:* $250,000 Each Occurrence $450,000 Clash Deductible *(when accident involves both AL & WC)*
Workers Compensation/ Employers Liability	TTC2HUB-395J270-7-09 Deductible Policy TRJUB-487D291-2-09 Retro Policy	12/31/09-10	Coverage A - Workers Compensation Statutory Benefits Coverage B - Employers Liability $1,000,000 Bodily Injury by Accident, Each Accident $1,000,000 Bodily Injury by Disease, Each Employee $1,000,000 Bodily Injury by Disease, Policy Limit	Charter Oak Fire Insurance Company Travelers Property Casualty Company of America	*Deductibles:* $350,000 Each Occurrence $450,000 Clash Deductible *(when accident involves both AL & WC)*
Primary Umbrella Liability	AUC930803307	12/31/09-10	$35,000,000 Each Occurrence Limit $35,000,000 General Aggregate Limit	American Guaranty (Zurich)	
1st Excess Umbrella Liability	EXC 8634932	12/31/09-10	$15,000,000 xs $35,000,000 Each Occurrence Limit $15,000,000 xs $35,000,000 General Aggregate Limit	Great American Insurance Company	
2nd Excess Umbrella Liability	ECO(09)53581808	12/31/09-10	$25,000,000 xs $50,000,000 Each Occurrence Limit $25,000,000 xs $50,000,000 General Aggregate Limit	Ohio Casualty Insurance Company	
Primary Directors & Officers Liability	8107-9416	3/31/10-11	$5,000,000 Each Occurrence & Aggregate	Federal Insurance Co.	$500,000
1st Excess Directors & Officers Liability	01-770-87-20	3/31/10-11	$5,000,000 xs $5,000,000 Each Occurrence & Aggregate	National Union Fire Insurance Co.	
2nd Excess Directors & Officers Liability	017760902001	3/31/10-11	$5,000,000 xs $10,000,000 Each Occurrence & Aggregate	Ironshore Indemnity Inc.	
3rd Excess Directors & Officers Liability	02-417-82-24	3/31/10-11	$5,000,000 xs $15,000,000 Each Occurrence & Aggregate	National Union Fire Insurance Co.	
Crime	8211-1962	12/31/09-10	$3,000,000 Each Occurrence	Federal Insurance Company	$250,000
Fiduciary Liability	EC06801604	12/31/09-10	$15,000,000 Each Occurrence & Aggregate	Travelers Casualty & Surety Co. of America	$25,000
Employment Practice Liability	EC06801603	12/31/09-10	$10,000,000 Each Occurrence & Aggregate	St. Paul Mercury Insuracne Company	$1,000,000
News Media Liability	8167-7897	12/31/09-10	$5,000,000 Each Occurrence & Aggregate	Executive Risk Indemnity	$100,000
Special Crime	8211-1962	12/31/09-10	$5,000,000 Each Occurrence	Federal Insurance Company	$0

CHAPTER 11 POST-CONFIRMATION
SCHEDULE OF RECEIPTS AND DISBURSEMENTS

Case Name: MORRIS PUBLISHING GROUP LLC, ET AL
Case Number: 10-10134
Date of Plan Confirmation: February 17, 2010

All items must be answered. Any which do not apply should be answered "none" or "N/A".

	Monthly	Post-Confirmation Total
1. CASH (Beginning of Period)	$ 30,568,633.00	$ 30,568,633.00
2. INCOME or RECEIPTS during the Period	$ 22,164,183.00	$ 22,164,183.00
3. DISBURSEMENTS		
a. Operating Expenses (Fees/Taxes)		
(i) U.S. Trustee Quarterly Fees	$ -	$ -
(ii) Federal Taxes	1,503,778.12	1,503,778.12
(iii) State Taxes	407,263.85	407,263.85
(iv) Other Taxes	79,179.76	79,179.76
b. All Other Operating Expenses	15,935,566.27	15,935,566.27
c. Plan Payments		
(i) Administrative Claims	-	-
(ii) Class One	20,016,000.00	20,016,000.00
(iii) Class Two	-	-
(iv) Class Three	-	-
(v) Class Four	-	-
(vi) Class Five	-	-
(vii) Class Six	-	-
(viii) Class Seven	-	-
(ix) Class Eight	-	-
(x) Class Nine	-	-
TOTAL Disbursements (Operating & Plan)	$ 37,941,788.00	$ 37,941,788.00
4. CASH (End of Period)	$ 14,791,028.00	$ 14,791,028.00

MORRIS PUBLISHING GROUP LLC, ET AL
AMENDED Debtors Post-Confirmation Operating Report for the Period March 1, 2010 to March 31, 2010
CASH RECEIPTS & DISBURSEMENTS DETAIL BY DEBTOR ENTITY

Debtor →	1. Morris Publishing Group, LLC	2. Athens Newspapers LLC	3. Broadcaster Press Inc.	4. Florida Publishing Company	5. Homer News LLC	6. Log Cabin Democrat LLC	7. Morris Publishing Finance Company	8. MPG Allegan Property LLC	9. MPG Holland Property LLC	10. Southeastern Newspapers Company LLC	11. Southwestern Newspapers Company LLC	12. Stauffer Communications Inc.	13. The Oak Ridger LLC	14. The Sun Times LLC	15. Yankton Printing Company	Consolidated Total for 3/1 - 3/31/10 Period per QOR-3
Case Number →	10-10134	10-10135	10-10136	10-10137	10-10138	10-10139	10-10140	10-10141	10-10142	10-10143	10-10144	10-10145	10-10146	10-10147	10-10148	
2. Receipts																
Total Receipts	$ 10,190,956.27	$ 934,518.13	$ -	$ -	$ 50,785.39	$ 379,381.23	$ -	$ -	$ -	$ 6,637,030.59	$ -	$ -	$ -	$ 33,973.43	$3,937,537.97	$ 22,164,183.00
3. Disbursements																
a. Operating Expenses (Fees/Taxes)																
(i) U.S. Trustee Quarterly Fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(ii) Federal Taxes	826,974.86	56,926.96	-	-	4,303.43	22,247.60	-	-	-	387,412.34	-	-	-	1,243.60	204,669.33	1,503,778.12
(iii) State Taxes	223,967.19	15,417.36	-	-	1,165.49	6,025.25	-	-	-	104,921.76	-	-	-	336.80	55,430.00	407,263.85
(iv) Other Taxes	43,543.44	2,997.43	-	-	226.59	1,171.42	-	-	-	20,398.76	-	-	-	65.48	10,776.64	79,179.76
b. All Other Operating Expenses	8,763,468.78	603,256.10	-	-	45,603.57	235,758.28	-	-	-	4,105,416.16	-	-	-	13,178.48	2,168,884.90	15,935,566.27
c. Plan Payments																
(i) Administrative Claims	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(ii) Class One	20,016,000.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,016,000.00
(iii) Class Two	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(iv) Class Three	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(v) Class Four	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(vi) Class Five	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(vii) Class Six	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(viii) Class Seven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(ix) Class Eight	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(x) Class Nine	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	$ 29,873,954.27	$ 678,597.85	$ -	$ -	$ 51,299.08	$ 265,202.56	$ -	$ -	$ -	$ 4,618,149.02	$ -	$ -	$ -	$ 14,824.36	$2,439,760.86	$ 37,941,788.00

Note: The Debtors use a centralized cash management system, and all cash flows occur at the Morris Publishing Group, LLC level. However, to comply with applicable reporting guidelines and related requests by the United States Trustee, cash receipts and disbursements have been allocated to other Debtor entities on a pro-rata basis based upon certain income statement activity for the reporting period. The allocation methodology used by the Debtors is designed to reasonably approximate cash receipts and disbursements, but actual cash receipts and disbursements are not identifiable under the Debtor's accrual based accounting system. Certain debtors are empty shell companies with no income statement activity and, therefore, have not been allocated any cash receipts or disbursements. Plan payments to the Class 1 creditor class are specific to a certain debtor entity and therefore have not been subject to the allocation methodology described above.

Note: Morris Publishing Group, LLC and its subsidiaries report to the U.S. Securities & Exchange Commission as a single segment whereas this cash-basis allocation has been prepared for the U.S. Trustee. These cash basis figures should not be used to project operating results for any of the individual entities or for the consolidated Morris Publishing Group, LLC entity.

CHAPTER 11 POST-CONFIRMATION
BANK ACCOUNT RECONCILIATIONS
Prepare Reconciliation for each Month of the Quarter

SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE

Bank Account Information	Account #1	Account #2	Account #3	Account #4
Name of Bank:				
Account Number:				
Purpose of Account (Operating/Payroll/Tax):				
Type of Account (e.g. Checking):				

1. Balance per Bank Statement				
2. ADD: Deposits not credited				
3. SUBTRACT: Outstanding Checks				
4. Other reconciling items				
5. Month End Balance (Must agree with Books)	$ -	$ -	$ -	$ -

Note: Attach a copy of each bank statement and bank reconciliation.
SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE

Investment Account Information Bank	Account Name	Account Number	Date of Purchase	Type of Instrument	Purchase Price	Current Value
NONE						

Note: Attach copy of each investment account statement.

Petty Cash Report Location of Box/Account			**(Column 2)** Maximum Amount of Cash in Drawer/Account	**(Column 3)** Amount of Petty Cash on Hand at End of Month	**(Column 4)** Difference between (Column 2) & (Column 3)
Amarillo, TX			$ 1,050.00	$ 1,050.00	$ -
Athens, GA			450.00	450.00	-
Augusta, GA			2,900.00	2,900.00	-
Brainerd, MN			50.00	600.00	(550)
Conway, AR			200.00	200.00	-
Homer, AK			280.00	280.00	-
Jacksonville, FL			4,550.00	4,550.00	-
Juneau, AK			1,500.00	1,491.61	8
Kenai, AK			300.00	300.00	-
Lubbock, TX			2,500.00	4,050.00	(1,550)
St. Augustine, FL			950.00	950.00	-
Savannah, GA			1,800.00	1,800.00	-
Topeka, KS			700.00	700.00	-
Barnwell, SC			1,155.00	1,155.00	-
TOTAL			$ 18,385.00	$ 20,476.61	$ (2,091.61)

MORRIS PUBLISHING GROUP LLC, ET AL
March 1 - March 31, 2010
SUMMARY OF BANK ACTIVITY

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Master Wachovia Account	Morris Publishing Corp. A/P	Morris Publishing Corp. P/R	Morris Publishing A/P Encashment	Mstar Morris Pub P/R	Mstar FICA A/P	Morris Pub Third Party Draft	Subscriber Lockbox	Morris Pub Deposit
Account Number →	#*****5961	#*****6070	#*****6083	#*****6795	#*****0063	#*****0254	#*****2180	#*****3361	#*****3446
Name of Bank	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia
Branch (if known)	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service	Corp Customer Service
Purpose of Account	Operating	Operating	Payroll	Operating	Payroll	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$14,217,448.11	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Plus Total Amount of Outstanding Deposits							832.26		
Minus Total Amount of Outstanding Checks & Other Debits*				(740,044.78)	(20,526.56)	(1,599.17)			
Minus Service Charges									
Ending Balance per Check Register**(a)	$14,217,448.11	$ -	$ -	$ (740,044.78)	$ (20,526.56)	$ (1,599.17)	$ 832.26	$ -	$ -
*Debit Cards (if any) are Used By:	None	None	None		None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:				Account is subaccount under ZBA structure	Account is subaccount under ZBA structure	Account is subaccount under ZBA structure			
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	None	None	None	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line plus "Total Petty Cash" from QOR-4 must equal the amount reported as "Cash (End of Period)" on QOR-2, Line 4

MORRIS PUBLISHING GROUP LLC, ET
March 1 - March 31, 2010
SUMMARY OF BANK ACTIVITY

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Advertiser Lockbox	SSC Credit Card Deposit	Savannah Deposit	St. Aug Deposit	St. Aug Credit Card Depository	SSC Athens Deposit	Brainerd Electronic Deposit	Juneau Electronic Deposit	Kenai Electronic Deposit
Account Number →	#*****3374	#*****5945	#*****2816	#*****2728	#*****2731	#*****6588	#*****6708	#*****6876	#*****6889
Name of Bank	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia
Branch (if known)	Corp Customer Service	Corp Customer Service	Traffic Circle, 3507 West Bay St, Savannah, GA	State Rd 312, 1919 US Hwy 1 S, St. Augustine, FL	State Rd 312, 1919 US Hwy 1 S, St. Augustine, FL	202 College Ave, Athens, GA			
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Plus Total Amount of Outstanding Deposits			46,748.01	419.06	3,479.52		9,580.60	1,558.56	10,307.69
Minus Total Amount of Outstanding Checks & Other Debits*	(2,266.41)		(4,334.67)			(30.53)			(16.78)
Minus Service Charges									
Ending Balance per Check Register**(a)	$ (2,266.41)	$ -	$ 42,413.34	$ 419.06	$ 3,479.52	$ (30.53)	$ 9,580.60	$ 1,558.56	$ 10,290.91
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:	Account is subaccount under ZBA structure					Account is subaccount under ZBA structure			
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line plus "Total Petty Cash" from QOR-4 must equal the amount reported as "Cash (End of Period)" on QOR-2, Line 4

MORRIS PUBLISHING GROUP LLC, ET
March 1 - March 31, 2010
SUMMARY OF BANK ACTIVITY

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Augusta Credit Card Deposit	Skirt! Magazine Deposit	Log Cabin Democrat Electronic Deposit	Aug Chronicle Deposit	Augusta Magazine Deposit	Times Union Credit Card Deposit	Lubbock Electronic Deposit	Times Union Deposit	Master Wells Fargo Account
Account Number →	#*****7833	#*****8531	#*****7911	#*****3336	#*****2834	#*****1805	#*****1609	#*****5594	#*****2352
Name of Bank	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wachovia	Wells Fargo
Branch (if known)						Enterprise Tower, 225 Water St 1st Floor, Jacksonville, FL		Enterprise Tower, 225 Water St 1st Floor, Jacksonville, FL	
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 264,884.36
Plus Total Amount of Outstanding Deposits	11,708.93		10,826.50	3,816.06	262.64	22,871.84	45,929.07	46,909.65	
Minus Total Amount of Outstanding Checks & Other Debits*							(642.60)		
Minus Service Charges									
Ending Balance per Check Register**(a)	$ 11,708.93	$ -	$ 10,826.50	$ 3,816.06	$ 262.64	$ 22,871.84	$ 45,286.47	$ 46,909.65	$ 264,884.36
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:									
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line plus "Total Petty Cash" from QOR-4 must equal the amount reported as "Cash (End of Period)" on QOR-2, Line 4

MORRIS PUBLISHING GROUP LLC, ET
March 1 - March 31, 2010
SUMMARY OF BANK ACTIVITY

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)								
Account Name →	Brainerd Daily Dispatch Deposit	Echo Publishing & Printing Deposit	Homer News Deposit	Lubbock Avalanche Journal Deposit	Amarillo Globe News Deposit	MCC Newspapers Deposit	Topeka Capital Journal Deposit	Sylvania Telephone Deposit	SE Newspapers Co. Peninsula Clarion Deposit
Account Number →	#*****4985	#*****5008	#*****5065	#*****5743	#*****8890	#*****7822	#*****2731	#*****043-0	#*****6681
Name of Bank	Wells Fargo	Wells Fargo	Wells Fargo	Wells Fargo	Amarillo National Bank	Capital City Bank	Corefirst Bank & Trust	Farmers & Merchants	First National Bank of Alaska
Branch (if known)	Brainerd, MN	Pequot Lakes, MN	88 Sterling Hwy, Homer, AK						11408 Kenai Spur Hwy, Kenai AK
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating	Operating
Ending Balance per Bank Statement	$ -	$ -	$ -	$ -	$ 167,233.53	$ 12,047.31	$ 66,616.59	$ 2,810.89	$ 42,232.48
Plus Total Amount of Outstanding Deposits	18,600.66	1,320.68	698.95	267.81	40,859.08		3,664.08	783.05	
Minus Total Amount of Outstanding Checks & Other Debits*		(310.78)	(362.06)				(12,767.82)		(3,755.19)
Minus Service Charges									
Ending Balance per Check Register**(a)	$ 18,600.66	$ 1,009.90	$ 336.89	$ 267.81	$ 208,092.61	$ 12,047.31	$ 57,512.85	$ 3,593.94	$ 38,477.29
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	None	None
**If Ending Balance is Negative, Provide Explanation:									
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	None	None
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:									
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	None	None
Amount Transferred to Tax Account	None	None	None	None	None	None	None	None	None
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line plus "Total Petty Cash" from QOR-4 must equal the amount reported as "Cash (End of Period)" on QOR-2, Line 4

MORRIS PUBLISHING GROUP LLC, ET
March 1 - March 31, 2010
SUMMARY OF BANK ACTIVITY

Debtor & Case No. →	Morris Publishing Group, LLC (Case No. 10-10134)							
Account Name →	SE Newspapers Co. Juneau Empire Deposit	Log Cabin Democrat Deposit	The Jefferson Reporter Deposit	Morris Publishing Group Deposit	Morris Publishing Group Credit Card Account	Jasper County Sun Deposit	Jacksonville Redfish Deposit	Total
Account Number →	#*****1407	#*****4386	#*****0551	#*****3153	#******4732	#*****0674	#******7001	
Name of Bank	First National Bank of Alaska	First Security Conway	Queensborough National Bank	Regions Bank	CB & T	SCBT	Fifth Third Bank	
Branch (if known)								
Purpose of Account	Operating	Operating	Operating	Operating	Operating	Operating	Operating	
Ending Balance per Bank Statement	$ 117,486.54	$ 63,144.65	$ 5,200.68	$ 7,898.60	$ 250,013.77	$ 8,724.66	$ 8,641.44	$ 15,234,383.61
Plus Total Amount of Outstanding Deposits	37,875.08	10,189.19				240.38		329,749.35
Minus Total Amount of Outstanding Checks & Other Debits*			(283.35)	(3,380.87)			(3,260.00)	(793,581.57)
Minus Service Charges								-
Ending Balance per Check Register**(a)	$ 155,361.62	$ 73,333.84	$ 4,917.33	$ 4,517.73	$ 250,013.77	$ 8,965.04	$ 5,381.44	$ 14,770,551.39
*Debit Cards (if any) are Used By:	None	None	None	None	None	None	None	
**If Ending Balance is Negative, Provide Explanation:								
Any Disbursements Made in Cash? (do not include items reported as Petty Cash on Attachment 4D) If so, list below	None	None	None	None	None	None	None	
Transfers Between DIP Accounts (if any) "Total Amount of Outstanding Checks & Other Debits" listed above includes:								
Amount Transferred to Payroll Account	None	None	None	None	None	None	None	
Amount Transferred to Tax Account	None	None	None	None	None	None	None	
Non-Payroll Disbursements Made from This Account (if any, if applicable)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	

Note: Morris Publishing Group, LLC and its subsidiaries use a centralized cash management system so all bank activity and cash flows are through the Morris Publishing Group, LLC entity.

(a) - The total of this line plus "Total Petty Cash" from QOR-4 must equal the amount reported as "Cash (End of Period)" on QOR-2, Line 4

CHAPTER 11 POST-CONFIRMATION
CASH/DEBIT/CHECK DISBURSEMENTS DETAILS

Name of Bank:	**SEE ATTACHED "SUMMARY OF BANK ACTIVITY" SCHEDULE**
Account Number:	
Purpose of Account (Operating/Payroll/Personal):	
Type of Account (e.g. Checking):	

Check Number	Date of Transaction	Payee	Purpose or Description	Amount
EXHIBIT PAGES ARE VOLUMINOUS & HAVE BEEN PURPOSELY OMITTED				
			TOTAL	$ -

If any checks written this period have not been delivered to the payee, provide details, including the payee, amount, explanation for holding check and anticipated delilvery date of check.

NONE